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                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549


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                                   FORM 8-A/A
                                (Amendment No. 1)

                FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
                     PURSUANT TO SECTION 12(b) OR (g) OF THE
                         SECURITIES EXCHANGE ACT OF 1934


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                                  iVILLAGE INC.
             (Exact name of registrant as specified in its charter)

                     Delaware                              13-3845162
     ----------------------------------------        -------------------
     (State of incorporation or organization)           (I.R.S. Employer
                                                     Identification No.)
          500 Seventh Avenue
          New York, New York                                 10018
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(Address of principal executive offices)                  (Zip Code)

Securities to be registered pursuant to Section 12(b) of the Act:

      Title of each class              Name of each exchange on which
      to be so registered              each class is to be registered



If this form relates to the registration of a             If this form relates to the registration of a class
class of securities pursuant to Section 12(b)             of securities pursuant to Section 12(g) of the
of the Exchange Act and is effective pursuant             Exchange Act and is effective pursuant to General
to General Instruction A.(c), check the following         Instruction A.(d), check the following box. |X|
box. |_|


Securities Act registration statement file number to which this form relates:  N/A
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         (If applicable)

Securities to be registered pursuant to Section 12(g) of the Act:

                     Common Stock, par value $0.01 per share
                                (Title of class)


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Item 1. Description of Registrant's Securities to Be Registered.

         Item 1 of the registrant's Registration Statement on Form 8-A filed with the Securities and Exchange Commission on March 1, 1999 is hereby amended in its entirety to read as follows:

         The restated certificate of incorporation, as amended, or Certificate of Incorporation, of iVillage Inc., or iVillage, authorizes the issuance of up to 200,000,000 shares of iVillage common stock, par value $0.01 per share, and 5,000,000 shares of iVillage preferred stock, par value $0.01 per share, issuable in series, or preferred shares.

         The following is a summary of some of the provisions of iVillage's Certificate of Incorporation and bylaws as amended, or Bylaws. The Certificate of Incorporation is incorporated by reference into this registration statement as Exhibit 3.1 hereto. The Bylaws are filed herewith as Exhibit 3.2. This summary is qualified in its entirety by such Certificate of Incorporation and Bylaws.

iVillage Common Stock

         Each holder of shares of iVillage common stock is entitled to one vote per share with respect to all matters to be voted on by the stockholders and there are no cumulative voting rights. Holders of shares of iVillage common stock have no preemptive rights to purchase or subscribe for iVillage's securities, and the shares of iVillage common stock are not convertible or subject to redemption by iVillage. Subject to preferences that may be applicable to any preferred shares outstanding at the time, holders of shares of common stock are entitled to dividends that may be declared by iVillage's board of directors from time to time out of funds legally available for dividends. In the event of the liquidation of iVillage, holders of shares of iVillage common stock would share pro rata in any assets that remain after payment of debts and satisfaction of any liquidation preference on any outstanding iVillage preferred shares. All outstanding shares are fully paid and nonassessable.

         Continental Stock Transfer & Trust Company is the registrar and transfer agent for the shares of iVillage common stock.

iVillage Preferred Shares

         iVillage's board of directors, without further action by the stockholders, is authorized to issue up to 5,000,000 preferred shares in one or more series and to fix and determine as to any series all the relative rights and preferences of shares in that series, including:

         o        dividend rights;

         o preferences, limitations or relative rights with respect to redemption rights;

         o        preferences on liquidation;

         o        conversion rights;

         o        voting rights; and

         o        limitations on issuance of additional shares.

         Issuance of preferred shares, while providing desirable flexibility in connection with possible acquisitions and other corporate purposes, could have the effect of making it more difficult for a third party to acquire, or of discouraging a third party from attempting to acquire, a majority of the outstanding voting stock of iVillage.




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Special Meetings

         Special meetings of iVillage's stockholders may be called by the iVillage board of directors, the chairman of the board, the chief executive officer or by stockholders holding at least 10% of iVillage's voting shares then outstanding.

Voting

         Holders of shares of iVillage common stock are entitled to cast one vote per share on matters submitted to a vote of stockholders and do not have cumulative voting rights. Any director may be removed, with or without cause, by a vote of the holders of a majority of the shares then entitled to vote at an election of directors. Because the shares of iVillage common stock do not have cumulative voting rights, the holders of more than 50% of the shares may, if they choose to do so, elect all of the directors, and the holders of the remaining shares will not be able to elect any directors.

         The affirmative vote of 66 2/3% of the then outstanding voting securities of iVillage is required to amend, repeal or modify the following provisions of iVillage's Certificate of Incorporation and Bylaws:

         o the provision of the Certificate of Incorporation prohibiting cumulative voting;

         o the provision of the Certificate of Incorporation prohibiting actions by written consent of iVillage's stockholders;

         o the provision of the Bylaws that prohibits any person (other than iVillage's board of directors, the chairman of the board, the chief executive officer or stockholders holding at least 10% of iVillage's voting shares then outstanding) from calling a special meeting of stockholders and governing the procedures applicable to any properly called special meeting of stockholders;

         o the provision of the Bylaws requiring advance notice and governing the procedure for any stockholder to make nominations for the election of directors or propose any business to be considered at any stockholder meeting; and

         o the provision of the Bylaws dividing its board of directors into three classes, the terms of which expire successively over a three-year period.

         The Bylaws provide that stockholders who wish to nominate directors or to bring business before a stockholders' meeting must notify iVillage and provide specified pertinent information at least 120 days before the meeting date specified in the corporation's proxy statement released to stockholders in connection with the previous year's annual meeting. If no special meeting was held in the previous year or the date of the annual meeting has been changed by more than 30 days from the date specified in the proxy statement, the stockholder must give notice within a reasonable time before the solicitation is made.

         iVillage's board of directors is divided into three classes, denominated Class I, Class II and Class III, the terms of which expire successively over a three-year period. As of April 1, 2004, the term of the Class I directors expires in 2005, the term of the Class II directors expires in 2006, and the term of Class III directors expires in 2004.

Business Combination Law

         Section 203 of the Delaware General Corporation Law prohibits a corporation from engaging in a "business combination" with any interested stockholder for a period of three years following the time that such stockholder became an interested stockholder, unless:




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         o        prior to the time the stockholder became an interested
                  stockholder, the board of directors of the corporation approved the business combination or the transaction which resulted in the stockholder becoming an interested stockholder;

         o upon completion of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, subject to specified adjustments; or

         o on or after the date of the business combination, the board of directors and the holders of at least 66 2/3% of the outstanding voting stock not owned by the interested stockholder approve the business combination.

Delaware law defines a "business combination" generally as:

         o a merger or consolidation with the interested stockholder or with any other corporation or other entity if the merger or consolidation is caused by the interested stockholder;

         o a sale or other disposition to or with the interested stockholder of assets with an aggregate market value equal to 10% or more of either the aggregate market value of all assets of the corporation or the aggregate market value of all of the outstanding stock of the corporation;

         o with some exceptions, any transaction resulting in the issuance or transfer by the corporation or any majority-owned subsidiary of any stock of the corporation or subsidiary to the interested stockholder;

         o any transaction involving the corporation or a majority-owned subsidiary that has the effect of increasing the proportionate share of the stock of the corporation or subsidiary owned by the interested stockholder; or

         o any receipt by the interested stockholder of the benefit of any loans or other financial benefits provided by the corporation or any majority-owned subsidiary.

Hearst Stockholder Agreement

        iVillage and Hearst Communications, Inc., or Hearst, entered into an amended and restated stockholder agreement dated as of June 20, 2001. The stockholder agreement sets forth certain obligations, restrictions and limitations relating to the securities held by Hearst, and applies to all voting securities of iVillage owned by Hearst on June 20, 2001 and all voting securities of iVillage subsequently acquired by Hearst. The following is a summary of the material terms of the stockholder agreement. This agreement is filed herewith as Exhibit 10.1. The following summary is qualified in its entirety by such agreement.

        Purchase Restrictions. The stockholder agreement places a cap on the number of iVillage voting securities that Hearst and its affiliates may own. This cap may be exceeded only with (i) the unanimous written consent of the iVillage board of directors or (ii) the approval of all of the non- Hearst board designees present at a meeting of the iVillage board of directors at which a quorum is present. Under the stockholder agreement, Hearst and its affiliates are prohibited from owning voting securities of iVillage in excess of 32.122% of the total number of iVillage voting securities outstanding at any time. In August 2001, iVillage agreed to permit certain affiliates of Hearst to purchase in open market transactions up to an aggregate of 550,000 additional shares of iVillage common stock. Assuming the purchase of this entire amount, Hearst's restricted ownership percentage would increase to 33.094% of the total number of iVillage voting securities outstanding at any time.

        Restrictions on Stockholder Activities. The stockholder agreement provides that unless Hearst obtains:

         o the unanimous written consent of iVillage's board of directors; or



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         o        the approval of all of the non-Hearst board designees present at a meeting of the iVillage board of directors at which a quorum is present;

Hearst may not, as it relates to iVillage, initiate or engage in proxy solicitations, solicit stockholders or induce others to do so, initiate stockholder proposals or tender offers, call stockholders' meetings, act by written consent or place any voting securities in a voting trust or other voting agreement.

         Quorum Obligations. The stockholder agreement requires Hearst and each of its affiliates to be present in person or represented by proxy at all iVillage stockholder meetings so that their iVillage shares may be counted for the purpose of determining a quorum.

         Voting Obligations. The stockholder agreement allows Hearst to vote its iVillage shares as it wishes so long as the aggregate amount of Hearst's shares does not exceed 25% of the outstanding iVillage voting securities as of the date of the calculation. If the voting securities held by Hearst or its affiliates exceed 25% of the outstanding voting securities, this excess must be voted by Hearst and its affiliates in the manner recommended to iVillage stockholders by

         o the unanimous written consent of iVillage's board of directors; or

         o the non-Hearst board designees present at a meeting of the iVillage board of directors at which a quorum is present.

         In the event that Hearst exceeds the aformentioned 25% threshold, Hearst may vote at its sole discretion the portion of the voting securities equal to 25% of the outstanding voting securities.

         Board Representation. The stockholder agreement requires iVillage to appoint three representatives of Hearst to separate classes of the iVillage board of directors. iVillage must appoint one of these board members to the nominating committee and one to the compensation committee. In addition, the stockholder agreement requires iVillage to appoint five independent directors to the board. An independent director is defined as any person who is not and has not been for the past three years affiliated with Hearst or its affiliates or an employee of iVillage or any of its subsidiaries.

         So long as Hearst or its affiliates holds at least 10% of the outstanding voting securities of iVillage, Hearst may recommend and iVillage's nominating committee must recommend to the iVillage board that number of nominees of Hearst or its affiliates as follows:

         o so long as Hearst holds at least 14,547,723 shares of iVillage common stock, Hearst may designate three nominees;

         o so long as Hearst holds at least 12,001,871 shares of iVillage common stock, but less than 14,547,723 shares of iVillage common stock, of its initial equity investment, Hearst may designate two nominees; or

         o so long as Hearst holds at least 1,818,466 shares of iVillage common stock, but less than 12,001,871 shares of iVillage common stock, Hearst may designate one nominee.

         If, after the election of directors pursuant to the above requirements, the number of voting securities held by Hearst decreases below the stated thresholds, any excess directors must immediately resign. If the number of voting securities held by Hearst falls below 1,818,466, all Hearst designated board members must immediately resign and all quorum and voting obligations cease. However, if the number of voting securities held by Hearst returns to at least 1,818,466, all rights and obligations under the agreement revive for the duration of the term of the agreement.



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         The stockholder agreement also provides that if iVillage issues voting securities in a single transaction or a series of related transactions and the number of iVillage voting securities outstanding immediately after that transaction or series of related transactions:

         o is greater than 20% but less than 40% of such number of voting securities, then, at the request of iVillage, Hearst and its affiliates must cooperate with iVillage and take all action reasonably necessary to increase the size of the iVillage board of directors to 11 and to fill the vacancy resulting therefrom with an independent director; or

         o is equal to or greater than 40% of such number of voting securities, then, at the request of iVillage, Hearst Communications and its affiliates must cooperate with iVillage and take all action reasonably necessary to increase the size of the iVillage board of directors to 12 and to fill the vacancies resulting therefrom with two independent directors.

In either case, the independent directors appointed as a result of the increased board size must be approved by either the unanimous written consent of the iVillage board of directors or all members of the iVillage board of directors at any properly noticed board meeting at which a quorum is present, including all of the non-Hearst board designees present at the meeting.

         Transfer Restrictions. Except for certain permitted transfers, for so long as Hearst and its affiliates own voting securities representing at least 10% of iVillage's outstanding voting securities, Hearst may not transfer any voting securities of iVillage without:

         o the approval of all of the non-Hearst directors present at a meeting of the board of directors of iVillage at which a quorum is present; or

         o the unanimous written consent of the iVillage board of directors.

The following transfers are permitted without the approval of the non-Hearst directors or the unanimous written consent of the iVillage board of directors:

         o a pledge of voting securities pursuant to a bona fide loan transaction that creates a mere security interest;

         o        a repurchase of voting securities by iVillage;

         o        a bona fide gift of voting securities;

         o a sale or transfer of voting securities to a third party that does not result in the third party holding more than 10% of iVillage's voting securities;

         o a sale or transfer of voting securities pursuant to a tender offer or exchange approved by the board of directors;

         o a sale or transfer of voting securities in connection with a merger or consolidation approved by the iVillage board of directors; and

         o a sale or transfer in connection with the sale of all or substantially all of iVillage's assets approved by the iVillage board of directors.

         In the case of pledges and gifts, Hearst must notify iVillage in advance and the transferee must agree to be bound by the stockholder agreement. In addition, without obtaining approval from the non-Hearst members of the board of directors, Hearst may transfer voting securities to its affiliates provided that the affiliates agree to be bound by the terms of the stockholder agreement. In the event that Hearst ceases to own or control at least 80% of the affiliate or ceases to control the management or policies of the affiliate, the affiliate will lose all ownership and voting rights in the voting securities and will be required to transfer them back to Hearst.



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         Term. The stockholder agreement expires on June 20, 2006 unless earlier terminated by mutual written consent of iVillage and Hearst. Upon any early termination, any Hearst designees serving on the iVillage board of directors must resign immediately.




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Item 2. Exhibits.


Exhibit Number     Description
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     3.1            Restated Certificate of Incorporation, as amended, of the
                    Registrant.

     3.2            Bylaws, as amended, of the Registrant.

     10.1 Amended and Restated Stockholder Agreement, dated as of June 20, 2001, between the Registrant and Hearst Communications, Inc. (incorporated herein by reference to Exhibit 10.26 to Registration Statement File No. 333-84532, filed on March 19, 2002).



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                                    SIGNATURE

         Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereto duly authorized.




                                  iVILLAGE INC.


Dated: April 7, 2004                  By:  /s/ Scott Levine
                                          -------------------------------------
                                             Scott Levine
                                             Chief Financial Officer





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                                  EXHIBIT INDEX


Exhibit Number            Description
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     3.1            Restated Certificate of Incorporation, as amended, of the
                    Registrant.

     3.2            Bylaws, as amended, of the Registrant.

     10.1 Amended and Restated Stockholder Agreement, dated as of June 20, 2001, between the Registrant and Hearst Communications, Inc. (incorporated herein by reference to Exhibit 10.26 to Registration Statement File No. 333-84532, filed on March 19, 2002).